UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: SUPPLEMENT TO THE AGENDA OF THE SHAREHOLDERS' MEETING

The procedures for voting in the shareholders' meeting described

Milan, 25 November 2015

The Board of Directors of Telecom Italia, chaired by Giuseppe Recchi, has supplemented the agenda of the Ordinary Shareholders' Meeting convened for 15 December 2015 (Rozzano, Via Toscana 3) as requested by Vivendi S.A., pursuant to Art. 126-bis of Legislative Decree 58/1998.

The meeting agenda is therefore amended as follows:

Extraordinary session

•         Exchange of savings shares for ordinary shares: (i) offer to the holders of savings shares of one ordinary share in exchange for each savings share held, plus a cash payment; and (ii) the mandatory exchange of the savings shares not so exchanged at the end of the offer referred to in point (i) for ordinary shares. Amendments to articles 5, 6, 14, 18 and 20 of the Company’s bylaws. Approval of any relevant and consequent resolution.

Ordinary session

•         Appointment of no. 4 (four) Directors, subject to the re-determination from 13 (thirteen) to 17 (seventeen) of the number of members of the Board of Directors. Relevant and consequent resolutions.

The explanatory report prepared by the shareholder requesting the integration of the agenda is available to the public at the Company's Registered Office and at the "1INFO" storage platform (www.1Info.it), as well as on the website www.telecomitalia.com/assemblea, together with the CVs of the candidates proposed for appointment to the office of members of the Board of Directors and the assessment document approved by all members present, with the exception of one.

***

In order to make the mechanics of the meeting clear, it is specified that: the Shareholders’ Meeting of 15 December 2015 will be able to resolve on the single item of the ordinary session whatever the percentage of capital with voting rights attending the meeting; whereas the resolution on the proposed exchange of the savings shares will require the presence of at least one fifth of the capital with voting rights.

The item of the extraordinary session will be resolved upon with a single vote and the resolution will be passed with the favourable vote of 2/3 of the shares present (including shares for which voting rights have been exercised from a remote position or by proxy); in this respect, please note that the effects of abstention correspond to those of a vote against.

Telecom Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

With regards to the item of the ordinary session, in line with the Company’s standard practice, the following will be voted separately:

-               the redetermination of the number of members of the Board of Directors and, subject to its approval,

-               the appointment of the new Directors to complete the full number of Board members as  redetermined above;

-               the increase of the compensation due to the board as a whole;

-               the release from the non-competition obligation set out in article 2390 of the Italian Civil Code.

All said resolutions will be passed with the favourable vote of the absolute majority (more than half) of the shares with voting rights attending the Shareholders’ Meeting (including the shares for which voting rights have been exercised from a remote position or by proxy); in this respect, please note that the effects of abstention correspond to those of a vote against. Alternative proposals to those formulated by Vivendi S.A. (the Vivendi Proposals, as per the explanatory report prepared by the shareholder), if any, will be put to the vote of the shareholders' meeting - in succession, upon assessment by the meeting Chairman with regards to their compatibility with the meeting agenda and applicable provisions - only in the event of failure to approve the Vivendi Proposals, which will be voted on first.

Insofar as may be necessary, please note that the appointment of new Directors to supplement the number of board members, if redetermined by the Shareholders’ Meeting, shall therefore not take place on the basis of slate voting, which the law and the Company's Bylaws (available for reference on the website: www.telecomitalia.com) call for when the entire board is to be appointed.

***

It should be noted that, as per applicable law and the Regulations governing the shareholders' meetings (available on the Company website: www.telecomitalia.com):

-               it is the Chairman of the Shareholders’ Meeting who establishes the order in which to discuss the issues to be discussed and he/she has the right to provide for a unitary discussion on several items on the agenda;

-               the participants in the Shareholders' Meeting may put forward, giving reasons, proposals for alternative resolutions or with amendments or additions with respect to those put forward by the Board of Directors itself or by the shareholders who have requested the addition of the item to the agenda. The Chairman of the meeting shall evaluate the consistency of such proposals with the agenda of the meeting and with applicable provisions;

-               the Chairman of the meeting establishes the order for voting on the proposals on different items on the agenda.

Telecom Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

For specific information on the items on the agenda of the Shareholders' Meeting called for 15 December 2015, the ad hoc documentation is available on the company website www.telecomitalia.com/assemblea.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

Telecom Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

Telecom Italia S.p.A.

Shareholders’ Meeting on December 15, 2015

Evaluations of the Board of Directors, pursuant to article 126-bis, paragraph 4, of the Italian Legislative Decree n. 58/1998, on the item added to the agenda by Vivendi S.A.

Dear Shareholders,

on 15 November 2015, the Company received from shareholder Vivendi S.A. a formal request for an item to be added to the agenda for the Ordinary Shareholders' Meeting already called for 15 December 2015 (the "Request").

The Board of Directors, in its meeting on November 25, formulated the following evaluations pursuant to article 126-bis, paragraph 4, of the Legislative Decree n. 58/1998, which are made available to the public together with the report drawn up by the requesting shareholder, to illustrate the topic.

1.      Shareholder Vivendi is entitled to exercise its right to request an addition to be made to the agenda of the Shareholders’ Meeting, and has correctly done so. Said meeting will therefore also be called to discuss and resolve on the following topic: “Appointment of 4 (four) Directors, with prior redefinition of the number of members of the Board of Directors from 13 (thirteen) to 17 (seventeen). Related and consequent resolutions”.

2.      In principle, the Board of Directors expresses itself in favour of the participation of the shareholders in the life of the business, in the forms set out in the legal provisions. In this specific case, while it is for the Shareholders’ Meeting to determine the size of the board and to choose the Directors, the Board of Directors deems its current composition adequate in quali-quantitative terms, and the job done and commitment of the current Directors satisfactory. In the long run, that is in the perspective of going beyond the transitory phase which characterized the recent evolution of the shareholders’ base, a composition of 11 to 13 members is still considered as fair and adequate.

3.      Having stated that, the appointment of further Directors may result in an enrichment opportunity for the Board of Directors, when those called on to be a part of it bring professional skills and experience that can make an effective contribution to the decision-making process of the Company.

Telecom Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

4.      In the case of the Request, the suitability of the candidates appears to be unquestionable, both for their professional qualification and their familiarity with business enterprises that in size and complexity are comparable to Telecom Italia. Furthermore, assuming the addition of the persons named by shareholder Vivendi to the serving Board of Directors, the gender diversity requirement would still be met and the presence of a solid majority of independent Directors would remain, while the mix of knowledge, experience and culture among the various Directors would be consolidated in terms of managerial experience and specific knowledge of both its own and contiguous business sectors.

5.      On the increase in the total compensation previously established by the Shareholders Meeting on 16 April 2014, it should be noted that of the maximum sum of 1.9 million euros per year, the sum of 1,680,000 euros is currently paid as remuneration for the roles of Director (11 Directors, since the Chairman and Chief Executive Officer are excluded) and the internal Committee component (5 members of the Control and Risk Committee, 4 members of the Nomination and Remuneration Committee), as well as for the role of link between the Board of Directors and the control functions hierarchically reporting to the full board, as set out in the Corporate Governance Principles of the Company.

6.      Finally, the Board of Directors observes that the proposal to release the proposed candidates from the non-competition provision pursuant to article 2390 of the Italian Civil Code, limited to the pursuit of the activities indicated by the candidates in their respective curricula vitae is not a derogation from the regulations on interests and transactions with related parties as set out in articles 2391 and 2391-bis of the Italian Civil Code. Therefore these rules remain in full force where they apply. In any case, in line with the provisions of the Corporate Governance Code, the Board of Directors – where the Shareholders’ meeting approves the proposal put forward by the Vivendi Shareholder – shall in any event be responsible for assessing the specific issues that arise after the appointment, reporting any critical aspects to the Shareholders' Meeting.

* * *

The Board of Directors hopes that the Shareholders' Meeting will reach an agreement that is as unanimous as possible.

Telecom Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager